Filed Pursuant to

Rule 424 (b) (3)

File No. 333-118660

SUPPLEMENT NO. 1

611,475 SHARES

NAVIGANT INTERNATIONAL, INC.

COMMON STOCK

This prospectus supplement should be read in conjunction with the prospectus dated January 31, 2006, which is to be delivered with this prospectus supplement.

SEE “RISK FACTORS” BEGINNING ON PAGE 1 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Dated February 16, 2006

Conference Call:	February 9, 2006 at 11:00 a.m. EST
Dial-in number:	800/257-1927 or 303/205-0044 (International)
Replay information below.
Webcast URL:	www.fulldisclosure.com

CONTACT:
Robert C. Griffith	Joseph N. Jaffoni, Steve Hecht
Chief Operating Officer/Chief Financial Officer	Jaffoni & Collins Incorporated
303/706-0778	212/835-8500 or flyr@jcir.com

FOR IMMEDIATE RELEASE

NAVIGANT INTERNATIONAL (FLYR) REPORTS FOURTH QUARTER REVENUE OF $124.8 MILLION AND DILUTED EPS OF $0.15

- 2005 Full Year Revenue of $492.0 Million and Diluted EPS of $0.93 -

Denver, CO; February 9, 2006 – Navigant International, Inc. (which does business as TQ3Navigant – Nasdaq: FLYR), the second largest provider of corporate travel management services in the United States based on airline tickets sold, today reported fourth quarter and year-end operating results for the period ended December 25, 2005, as summarized below.

Summary Financial Results (In millions, except per share data)

	For the Three Months Ended
	December 25, 2005	December 26, 2004
Revenues	$124.8	$123.0
Gross Profit Margin	40.7%	36.8%
EBITDA (1)	$12.2	$10.8
Operating Income	$8.0	$6.7
Operating Margin	6.4%	5.4%
Net Income	$2.4	$2.1
Diluted EPS	$0.15	$0.13

	For the Twelve Months Ended
	December 25, 2005	December 26, 2004
Revenues	$492.0	$451.4
Gross Profit Margin	41.7%	41.1%
EBITDA (1)	$59.3	$56.0
Operating Income	$42.9	$42.8
Operating Margin	8.7%	9.5%
Net Income	$16.7	$18.9
Diluted EPS	$0.93	$1.06

(1)

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. A reconciliation of the above EBITDA figures to the Company’s cash flow from operating activities is included in the financial tables accompanying this release. The Company believes EBITDA provides investors with a liquidity measurement tool utilized by management and a helpful measure with which to evaluate compliance with their credit agreements. The Company’s credit facility contains covenants that are based on an EBITDA measure including covenants concerning total leverage, senior leverage and fixed charges coverage. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles and investors should not consider this measure in isolation or as a substitute for net income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with generally accepted accounting principles.

Edward S. Adams, Chairman and Chief Executive Officer, commented, “Navigant concluded fiscal 2005 with a strong fourth quarter performance, allowing us to meet the high-end or exceed the financial guidance provided when we reported third quarter results. Following the expensive and time consuming financial review that occurred earlier in 2005, we believe our solid fourth quarter results better reflect our long-term business model, which emphasizes high client retention rates, strong transaction levels, new business and more value added offerings for customers as well as prudent cost controls. Our focus on these items led to a 12.0% increase in year-over-year fourth quarter gross profits, a 20.0% rise in operating income, a 12.7% gain in EBITDA, and diluted EPS of $0.15 versus $0.13 in the comparable period of 2004. Fourth quarter 2005 results reflect approximately $0.6 million of expenses incurred for professional fees in connection with our financial review, restatement and Nasdaq relisting as well as costs associated with the two hurricanes in late September.”

For the 2005 fiscal year, Navigant’s net revenue increased 9.0%, to $492.0 million from $451.4 million in fiscal year 2004. Gross profits rose 10.5% year over year, to $205.3 million in 2005. Net income for 2005 of $16.7 million was 11.9% lower than that of 2004, as higher interest rates and higher borrowings resulted in a 29.4 % year over year increase in net interest expense. In addition, 2005 depreciation and amortization expense increased 24.3% over 2004 levels primarily reflecting the 2005 acquisitions in Australia and New Zealand. In 2005, the Company continued to generate significant levels of EBITDA, which increased 5.9% over 2004 levels to $59.3 million. Primarily as a result of the increase in net interest expense and the additional levels of depreciation and amortization noted above, diluted, earnings per share for 2005 was $0.93 compared with $1.06 in 2004.

“Reflecting the strength of the industry and Navigant’s position as an industry leader, fourth quarter corporate travel transactions were at record levels while revenue per transaction for our corporate travel operations was in line with prior year levels demonstrating the trend toward pricing stabilization we are beginning to see in the marketplace.

“We believe we are competing well with those entities offering primarily online solutions and have recently won clients from some of these online competitors. We also believe our ability to continue to process record transaction levels reflects not only the robustness of the corporate travel market, but our drive to continually elevate the service, solutions, and value we provide our customers. Navigant’s investment in on-line offerings, employee travel compliance and tracking programs and travel spending analysis have proven over time to provide competitive differentiation in the marketplace as companies embrace the value these tools bring to their travel budgets. With our operating disciplines aimed at matching operating expenses to transactions, online adoption and revenue, we continue to believe that growth in the percentage of online transactions will benefit margins as we make progress in reducing call center and on-site staffing costs commensurate with online adoption levels.

“Looking forward, transaction levels continue to track at healthy levels in the first quarter to date, indicating the strength of the market and Navigant’s ability to offer a broad range of travel options and efficiencies to our clientele. In addition, industry data and independent reports continue to project that corporate travel managers expect high levels of travel throughout 2006.

“Internationally, subsequent to the end of 2005, TQ3 Travel Solutions Management Holding, GmbH and Navigant International terminated their joint venture agreement regarding the co-management of TQ3 Travel Solutions. As reported, TQ3 Travel Solutions Management Holding transferred its 50% stake in TQ3 Travel Solutions GmbH to Navigant International and we are now the sole owner of TQ3 Travel Solutions, which retains a substantial worldwide network and rights to the TQ3 brand name and trademark.

“Financially, our focus in 2006 is to improve the levels of cash generated by operations, as 2005 cash flows were negatively impacted by the expense of the financial review. Throughout 2006, we expect to use cash from operations to reduce debt.

“Finally, early in 2006, Navigant was approved for relisting on the Nasdaq National Market. With the completion of the financial review, relisting, and a healthy corporate travel environment, we are excited about the opportunities that lie ahead for TQ3Navigant.”

Robert C. Griffith, Navigant’s Chief Financial Officer and Chief Operating Officer added, “Navigant’s solid 2005 fourth quarter results include an increase in gross margins which approached 40.7% up from the 36.8% gross margins recorded in the year ago period, partially reflecting the benefit of improved productivity and a better balance between costs and transaction levels. Operating margins, which increased to 6.4% from 5.4%, also benefited from year-over-year operating expense reductions, partially offset by increases in general and administrative expenses associated with the company’s acquisition in Australia and New Zealand. General and administrative expenses were 30.9% of revenues in the 2005 fourth quarter up from 28.0% in 2004, primarily reflecting increased healthcare costs and salary and wage increases, as well as expenses related to the financial review. Beginning in the second quarter of 2006, we expect investments in account implementations to decline from 2005 levels as we implement changes in staffing and service infrastructure associated with certain accounts won in early 2005.

“Net interest expense increased 28.3% to $4.1 million in the 2005 fourth quarter compared with $3.2 million for comparable 2004 period. This increase reflects increases in interest rates throughout 2005 and higher debt levels resulting from acquisitions and earn-out payments. We believe interest expense will increase in 2006 as a result of the interest rate increases over the past year. However, we expect that these increases will be partially offset by lower debt levels, as we plan to apply cash flow generated from operations to debt reduction throughout the year.”

Mr. Griffith concluded, “Outlined in the table below are financial guidance targets for the first quarter and full year 2006. This guidance is based on expected continued strength in the corporate travel market and our expectation for further, migration to our online solutions that generate lower revenue per transaction but higher gross margins. While first quarter 2006 transaction levels remain healthy, overall results comparisons will be impacted by the timing of a large incentive program that occurred in the first quarter of 2005 that will not recur in the 2006 first quarter. We also will continue to incur costs in the first quarter related to certain account implementations. These implementations, and the costs associated with them, began after the first quarter of 2005, further limiting the comparability of the first quarters of 2006 and 2005. As highlighted below, however, we project full year increases in revenue, net income and EBITDA as we further improve productivity and our service infrastructure while adding new customers. Finally, given the timing of our fiscal year end, 2006 will include 53 weeks while 2005 had 52 weeks. The extra week in 2006 will be the period between Christmas and New Year’s eve which is historically a very slow period for corporate travel, transactions and revenue, though we will of course incur overhead and salaries during this time.”

(In millions, except per share data)

	Q1 2006E	Q1 2005A	FY 2006E	FY 2005A
Revenues	$122.0 - $124.5	$122.0	$500.0 - $510.0	$492.0
Net Income	$ 3.0 - $ 3.5	$4.8	$ 17.5 - $ 18.5	$16.7
EBITDA (1)	$ 13.0 - $ 14.0	$15.5	$ 62.0 - $ 63.0	$59.3
Diluted EPS	$ 0.17 - $ 0.19	$0.26	$ 0.98 - $ 1.02	$0.93

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. A reconciliation of the above EBITDA figures to the Company’s cash flow from operating activities is included in the financial tables accompanying this release. The Company believes EBITDA provides investors with a liquidity measurement tool utilized by management and a helpful measure with which to evaluate compliance with their credit agreements. The Company’s credit facility contains covenants that are based on an EBITDA measure including covenants concerning total leverage, senior leverage and fixed charges coverage. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles and investors should not consider this measure in isolation or as a substitute for net income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with generally accepted accounting principles.

Conference Call Information – 11:00 a.m. EST, Thursday, February 9, 2006

The conference call number is 800/257-1927 or 303/205-0044 (International). Please call 10 minutes in advance to ensure that you are connected prior to the presentation. A live Webcast of the call will be available on www.fulldisclosure.com (requires a Windows Media Player).

Following its completion, a replay of the call can be accessed until February 23 by dialing 303/590-3000. The access code for the replay is 11052301#. Replays of the Webcast will be available for 30 days at www.fulldisclosure.com.

About Navigant International, Inc.

Denver-based Navigant International, Inc., d/b/a TQ3Navigant, is a global provider of travel management solutions that add significant value by reducing costs, increasing management and control, and improving travel efficiency. The Company delivers integrated travel management solutions blending advanced technology with personalized service and expertise. The Company currently employs approximately 5,200 Associates and has operations in approximately 1,000 locations in 22 countries and U.S. territories.

This news release contains forward-looking statements, including statements about the Company’s financial results, high leverage of debt to equity, transaction volumes, growth strategies and opportunities, the integration of prior or potential future acquisitions, migration of transactions to on-line products and platforms, repayment of debt, potential sales and implementation of new business, and general industry or business trends or events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, our significant indebtedness and variable interest payment obligations, restrictions in our credit facility and Term Loan on our ability to finance future operations or capital needs, disruptions in the travel industry such as those caused by terrorism, war, natural disasters or general economic downturn, modification of agreements with travel vendors or suppliers including any commissions, overrides or incentives, competition, our ability to continue to acquire and integrate potential future acquisitions, our ability to manage our business and implement growth strategies, failure of technology on which we rely, other risks described in the Company’s annual report on Form 10-K for the year ended December 26, 2004, and the risk factors detailed from time to time in the Company’s SEC reports, including the reports on Forms 10-K and 10-Q. The forward-looking statements made herein are only as of the date of this press release, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

(financial tables follow)

Navigant International, Inc.

Consolidated Statements of Income (Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	December 25, 2005	December 26, 2004
Revenues	$124,768	$123,024
Operating expenses	74,033	77,708

Gross profit	50,735	45,316
General and administrative expenses	38,553	34,503
Depreciation and amortization expense	4,144	4,115

Operating income	8,038	6,698
Interest expense, net and other	4,074	3,176

Income before provision for income taxes	3,964	3,522
Provision for income taxes	1,595	1,410

Net income	$2,369	$2,112

EBITDA (1)	$12,182	$10,813

Net income per share:
Basic net income per share	$0.15	$0.14

Diluted net income per share	$0.15	$0.13

Weighted average shares outstanding:
Basic	15,515	15,463

Convertible shares	4,349	4,349
Dilutive options	206	348

Diluted	20,070	20,160

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. A reconciliation of the above EBITDA figures to the Company’s cash flow from operating activities is included below. The Company believes EBITDA provides investors with a liquidity measurement tool utilized by management and a helpful measure with which to evaluate compliance with their credit agreements. The Company’s credit facility contains covenants that are based on an EBITDA measure including covenants concerning total leverage, senior leverage and fixed charges coverage. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles and investors should not consider this measure in isolation or as a substitute for net income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with generally accepted accounting principles.

EBITDA Reconciliations:

	Three Months Ended
	December 25, 2005	December 26, 2004
Net cash provided by operating activities	$15,917	$13,499
Adjustments to reconcile net income to net cash Provided by operating activities:
Depreciation and amortization	(4,144)	(4,115)
Income tax benefit from employee exercise of stock options	—	(314)
Deferred tax provision	609	146
Change in effect of interest rate swaps	(1,556)	—
Changes in assets and liabilities:
Accounts receivable and other assets	(9,908)	(11,002)
Accounts payable and other liabilities	1,451	3,898

Net income	$2,369	$2,112
Add: Provision for income taxes	1,595	1,410
Add: Interest expense, net and other	4,074	3,176
Add: Depreciation and amortization expense	4,144	4,115

EBITDA	$12,182	$10,813

Navigant International, Inc.

Consolidated Statements of Income (Unaudited)

(In thousands, except per share amounts)

	Twelve Months Ended
	December 25, 2005	December 26, 2004
Revenues	$492,039	$451,365
Operating expenses	286,769	265,666

Gross profit	205,270	185,699
General and administrative expenses	145,949	129,683
Depreciation and amortization expense	16,463	13,249

Operating income	42,858	42,767
Interest expense, net and other	15,902	12,285

Income before provision for Income taxes	26,956	30,482
Provision for income taxes	10,295	11,569

Net income	$16,661	$18,913

EBITDA (1)	$59,321	$56,016

Net income per share:
Basic net income per share	$1.07	$1.26

Diluted net income per share	$0.93	$1.06

Weighted average shares outstanding:
Basic	15,507	15,049

Convertible shares	4,349	4,349
Dilutive options	306	442

Diluted	20,162	19,840

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. A reconciliation of the above EBITDA figures to the Company’s cash flow from operating activities is included on the following page. The Company believes EBITDA provides investors with a liquidity measurement tool utilized by management and a helpful measure with which to evaluate compliance with their credit agreements. The Company’s credit facility contains covenants that are based on an EBITDA measure including covenants concerning total leverage, senior leverage and fixed charges coverage. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles and investors should not consider this measure in isolation or as a substitute for net income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with generally accepted accounting principles.

EBITDA Reconciliations:

	Twelve Months Ended
	December 25, 2005	December 26, 2004
Net cash provided by operating activities	$20,319	$38,643
Adjustments to reconcile net income to net cash Provided by operating activities:
Depreciation and amortization	(16,463)	(13,249)
Income tax benefit from employee exercise of stock options	(47)	(597)
Deferred tax provision	(3,873)	(3,827)
Change in effect of interest rate swaps	(1,556)	—
Changes in assets and liabilities:
Accounts receivable and other assets	242	(4,879)
Accounts payable and other liabilities	18,039	2,822

Net income	$16,661	$18,913
Add: Provision for income taxes	10,295	11,569
Add: Interest expense, net and other	15,902	12,285
Add: Depreciation and amortization expense	16,463	13,249

EBITDA	$59,321	$56,016

# # #